Exhibit 99.1

Company Announcement

Update on forensic investigation at Randgold & Exploration Company Limited

14 December 2005 - Shareholders are advised that the forensic audit is expected to be delayed for an additional two months beyond the targeted completion date of 31 December 2005.

Forensic auditors were appointed on 11 October 2005 to assess various transactions, and any other issues identified during the audit and/or by the directors.

Substantial progress has been made in the forensic audit. However, the scope of the investigation has been revisited to address further issues not originally identified. The investigation has revealed prima facie evidence that there has been misappropriation of Company assets, including during prior financial periods. Work is in progress to determine the exact extent of the misappropriation, which could be substantial, as well as to initiate, if necessary, the relevant legal processes, including the necessary actions for the recovery of misappropriated assets.

It is planned to have KPMG commence in January 2006 a review of the annual financial statements for the financial year ended 31 December 2004 and the period to June 2005. Assuming that no further unforeseen issues become known in the interim, publication of preliminary results is anticipated by the end of the first quarter of 2006.

R&E shares are currently suspended on JSE Limited and delisted on Nasdaq due to the delay in the publication of the annual financial statements.

Shareholders are advised not to rely on prior period financial statements. Shareholders will be kept informed of further developments.

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, assets, investments, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the Company’s ability to complete its forensic audit and prepare financial statements, the time period for completing its forensic audit and financial statements and any impact to the Company’s previously released financial statements and preliminary results and its assets and investments, including with respect to Randgold Resources Limited, to be reflected in its financial statements, the extent and magnitude of any misappropriation and the time periods affected thereby and the recovery of any misappropriated assets. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the ability of the Company, its forensic auditors and its auditors to complete the forensic audit and prepare financial statements and the outcome of such forensic audit, the willingness and ability of the Company’s forensic auditors and auditors to issue any opinions with respect thereto, the extent and magnitude of any misappropriation that is ultimately determined to have occurred and the time periods affected thereby, the ability of the Company to ultimately recover any misappropriated assets, the ability of the Company to implement improved systems to correct its late reporting, JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its assets, investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

14 December 2005

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)